Exhibit 99.2

Singer Children’s Management Trust

212 Vaccaro Drive

Cresskill, New Jersey 07626

Phone: (201) 750-0415

Facsimile: (201) 224-2762

Lloyd I. Miller Trust A-4

Milfam II, L.P.

222 Lakeview Avenue, Suite 160-365

West Palm Beach, Florida 33401

Phone: (561) 832-3490

Facsimile: (561) 832-3488

June 20, 2012

Mr. Steve Nussrallah

Chairman of the Board

Concurrent Computer Corporation

4375 River Green Parkway, Suite 100

Duluth, GA 30096

Members of the Board of Directors (the “Board”):

The undersigned collectively are beneficial owners, through various trusts and other entities, of approximately 11.69% of the outstanding shares of common stock of Concurrent Computer Corporation (the “Company”).

On May 24, 2012, the undersigned sent a letter to the Board requesting a meeting to discuss, among other things, potential avenues for the Company to maximize shareholder value.

Since that time, we have had several conversations with Company management. We feel that, to help achieve the maximization of shareholder value, shareholders must have direct representation on the Board. We are writing to put the Board on notice that, as we have previously indicated to Company management, we intend to submit director candidates that we would like nominated to the Board as shareholder representatives. Please contact, or have your representative contact, either of the undersigned at your earliest convenience to arrange for a meeting to discuss such shareholder representatives. We look forward to hearing from you.

Sincerely,

/s/ Lloyd I. Miller, III	/s/ Karen Singer
Lloyd I. Miller, III	Karen Singer

cc:	Dan Mondor
Charles Blackmon
Larry Enterline
C. Shelton James